

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 14, 2009

Via U.S. Mail and Fax (757-554-0586)
Mr. Kevin Stevenson
Chief Financial Officer
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, VA 23502

>   **RE: Portfolio Recovery Associates, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 000-50058**

Dear Mr. Stevenson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director